November 3, 2005

B. Stevens Plowman, President
Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

  Re: Farmers and Merchants Bancorp, Inc.
    Offering Statement on Form 1-A
    Filed September 22, 2005
    File No. 24-10126

Dear Mr. Plowman,

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

 1. When referring to page numbers, we will refer to the page numbers listed in the upper right hand corner of this offering circular.

 2. Please review for mathematical and typographical errors to ensure all amounts within the offering statement reconcile, or agree, to the financial statements provided.   For example, we note in the Notice of Special Meeting of Stockholders and in other places within the filing, the consideration to amend FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 700,000. This number (400,000 authorized

shares) is inconsistent with the authorized shares shown on the face of the FMB balance sheet (500,000 authorized shares.) Please advise or revise, as necessary.

3.　　There appears to be no discussion in the document regarding your planned activities post merger. Please revise to provide a discussion of how the post merger business would be conducted include all plans your have in place or plan to propose or advise why such disclosure is not material.

4.　　When discussing the voting procedures, please state the vote that will be required for approval of each proposal being voted upon.

Part I Notification

Item 1. Significant Parties

5.　　Please include the full names for each individual in this section. For example, we note the reference to B. Stevens Plowman.

6.　　Please explain supplementally why there is no business address for Mr. Martin.

7.　　Remove the limitation in Item 1(g) that the affiliates of the issuer named in this section are "other than as listed under (a) – (e) above." All affiliates should be named in this section.

8.　　The disclosure should be revised to note if true that the securities have been or will be registered and will be offered in the states listed. Item 4(b) requires disclosure of the method by which the securities are to be offered.

Offering Circular Cover Page

9.　　We note that the book value of your shares, taking into account the stock split and MCM Savings Bank, F.S.B.'s (MCM) dividend, is $26.06 per share. Assuming the value of the MCM shares will be equivalent in the exchange, it would seem that at the maximum number of 198,587, the aggregate exchange value would be greater than the $5 million limitation imposed by Regulation A. Please advise how you satisfy the limitation imposed by Rule 251 of Regulation A. We may have further comment.

10.　　We note the disclosure here regarding the merger with Corn Belt Bank (CBB). Please revise to explain the significance of this transaction. It would appear that the substance of the transaction is a sale of your Farmers and Merchants Bank and Trust Company (FMB Bank) charter. Please revise to include in the appropriate sections a discussion of the details, mechanisms, and purpose of the transaction with CBB.

11.　　Provide the title, amount and description of securities being offered.

12.   On the first page of the proxy statement, as delivered to security holders, state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders.

13.   Briefly mention whether there are dissenters' rights with respect to the shareholders of FMB.

Summary, page 17

14.   Please clarify whether F&M Financial Services Company Inc. is a wholly-owned subsidiary.

15.   It would appear that you would have "filed" the applications mentioned on page 23. Please advise why the dates of which those applications were filed are omitted. On pages 109 and 110, please revise to discuss the stage you are in regarding the application processes with the regulatory bodies.

16.   When discussing your five steps, you refer to the merger of the Farmers and Merchants Bancorp (FMB) sub with MCM as the MCM merger. However, it appears your subsequent disclosure is using the term MCM merger to refer to the final result, that being the wholly owned subsidiary holding the assets of MCM and FMB Bank (minus the charter). Please revise the document to clarify your reference to the MCM merger.

17.   Describe any substantial interest, direct or indirect, in the reorganization by the officers and directors. Later in the document, please provide greater detail regarding the interests currently mentioned on page 24.

18.   Outline briefly the statutory procedure required to be followed by dissenting security holders in order to perfect such rights for MCM dissenters, rather than simply referring to the citation, as seen on page 25.

19.   In discussing the dissenters' rights on page 25, indicate whether a security holder's failure to vote against a proposal will constitute a waiver of his appraisal rights and whether a vote against a proposal will be deemed to satisfy any notice requirements under state law with respect to appraisal rights.

20.   Provide the basis for your belief on page 25 that the combined company "will be able to achieve financial performance beyond what the two companies could achieve separately," "can combine their two operations successfully and manage them more efficiently to create cost savings the two companies could not achieve separately," and "the combination will permit the companies to further enhance their presence in their markets and in their core businesses, including those that generate fee income."

21.   On page 26, when discussing the recommendations of the board, please disclose whether a fairness opinion was obtained for each party.

Risk Factors, page 31

22.   Risk factor two appears broad and generic. The risk associated with a stock price decrease due to "general market conditions, economic conditions" or business prospects is a risk that affects companies in and outside of your industry. Please revise to discuss how the risk is specific to your company or remove the risk factor. If you elect to retain the risk factor, please clarify your use of the term "price" as there is currently no market for your securities and the securities are not being issued for a cash price in this offering.

23.   Risk factors one and three appear to address similar risks, as do risk factors 6 and 12, and 7 and 13. Please revise to combine the risk factors or advise.

24.   In risk factor five, please revise to include in the subheading the potential payment to dissenters. Also, please clarify if you have received the opinion of counsel that opines you will satisfy the "substantially all" requirement of the IRC. Clearly discuss the risk if this is not classified as a reorganization.

25.   Please revise risk factor eight to discuss specifically how the change from a state bank to thrift holding company will affect you. Are you currently holding assets that would not satisfy the federal savings association's requirements?

26.   Please explain your use of the term "market value" in risk factor 10 as none of the shares disclosed are publicly traded.

27.   Add a risk factor discussing the limited geographic region in which you conduct your business.

28.   Add a risk factor discussing the impact the payment of a cash dividend to MCM shareholders will have upon the combined entity.

29.   Add a risk factor discussing interest rate risk.

30.   Add a risk factor discussing the affiliation of the two banks prior to the merger.

Business and Properties of FMB, page 40

31.   Please revise to explain the functions of the "loan production facilities." Also, explain F and M Financial's relationship with you.

32.   Please revise the disclosure on page 41 to further discuss your "NOW accounts."

33.   At the bottom of page 40, we note that you make secured and unsecured loans. Please revise to disclose the percentage of your loans that are secured and unsecured.

34.   Under the caption "FMB Products and Services," please revise to further discuss each product and service FMB Bank provides.

35.   If possible, on pages 42-43 please revise to discuss the market conditions as of a more recent date. Also, you state that you plan "to continue growing market share." Please revise to illustrate how your market share has grown in the past. Discuss in greater detail the competitive business conditions in your industry. For instance, we note the disclosure on page 50 that FMB's local deposit market is very competitive. Please discuss.

36.   Under the caption "FMB Marketing" please revise to elaborate on your advertising efforts. What does "some advertising" consist of? If possible, please discuss how successful your "officer calling program" has been.

37.   It appears that FMB Bank and MCM currently operate in close proximity to each other. Please clarify if they are currently competitors and discuss the possible effects from a merger of the two companies' assets.

38.   Please revise to provide basis for your anticipation on page 43 that the "economic conditions" of your market area will remain stable.

39.   Clarify the "certain federal bank regulators" that are required to receive notice before acquiring control of a bank or bank holding company.

40.   Please revise to define the term "thrift holding company." Discuss the material differences between being regulated by OTS rather than FRB.

41.   Under the caption "Community Reinvestment Act Requirements" please revise to clarify if there are any quantifiable requirements. If there are, please discuss how you have performed under such requirements.

42.   Please revise to clarify if you are using the term "thrift holding company" and "savings and loan holding company" synonymously.

FMB Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Overview, page 46

43.   In this section discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard,

please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

44.   We note that your non-interest income comes from several types of fees. In order to provide a better understanding of your business, please revise to provide a brief breakdown of the fees that make up your non-interest income. For instance, clarify if service fees constitute a large percentage of your non-interest income.

45.   In discussing the regulatory schemes that have and will affect your business operations, please revise to include a discussion of the risk regulations of the current scheme and post merger scheme. For instance, will your capital requirements change? If so, would FMB be affected by the changes?

46.   It would appear from the collective data provided in the MD&A section that there is a decreasing trend in FMB's return on assets, net income and other numbers which measures of your performance. In your overview, please revise to discuss this trend. Also, discuss the impact the opening of the O'Fallon office has had on your operating results.

47.   We note your statement that the report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please either:
   · delete any references to the Private Securities Litigation Reform Act; or
   · make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Liquidity and Capital Requirements, page 48

48.   Please expand your disclosures to identify any known trends or any known demands, commitments, events or uncertainties (such as, rolling over your time deposits, including historical roll over data, or any notifications of withdraw) or material capital expenditures (such as planned new branches) that will result in or that are reasonably likely to result in material changes in your liquidity and capital positions.

Asset/Liability Management, page 48

49.   Please revise to define your use of the term "interest rate spread" when it is first used instead of later under on page 49.

50. Please explain how you "achieve a closer match between periods." Also, discuss why you seek to increase the "interest rate sensitivity" of your assets. In drafting this circular, please keep in mind that the document is meant for the ordinary reasonable investor. Avoid using technical language and when possible, substitute industry terminology with plain English.

51. Please revise to explain how your "marketing programs and interest rate strategies" will "extend the terms" of your deposit liabilities.

Yields Earned and Rates Paid, page 49

52. We noted that your average balances are derived from month-end balances. Please revise to disclose your basis for using month-end balances instead of using a daily average basis.

53. For each reported period, please revise to present average balance sheets. While the format of the average balance sheets may be condensed from the detail required by the financial statements, the condensed balance sheet must indicate the significant categories of assets and liabilities, including all major categories of interest-earning assets and interest-bearing liabilities. Refer to Item I (A) of Industry Guide 3.

54. For each major category of interest-earning asset and each major category of interest bearing liability, please provide the average amount outstanding during the period and the interest earned or paid on such amount. Refer to Item I (B) of Industry Guide 3.

55. Please revise to include the information required by Item I (C) of Industry Guide 3 (see also the instructions thereto). For the last two fiscal years, please present (1) the dollar amount of change in interest income and (2) the dollar amount of change in interest expense. The changes should be segregated for each major category of interest-earning asset and interest-bearing liability into amounts attributable to (a) changes in volume, (b) changes in rates and (c) changes in rate/volume. The rate/volume variances should be allocated on a consistent basis between rate and volume variances and the basis of allocation disclosed in a note the table.

56. Considering the comment above, regarding tax exempt income, please describe the extent of recognition of exemption from Federal, state and local taxation and the combined marginal or incremental rate used. Further, state whether yields on tax exempt obligations have been computed on a tax equivalent basis.

Comparison of Balance Sheets as of June 30, 2005 and December 31, 2004, page 50

57. We note that the increase in total consolidated assets was due primarily to loan growth. Please revise to discuss the reason(s) for the increase in loans made.

58.   If possible, please revise to discuss the reason(s) behind the increase in cash and cash equivalents.

59.   We note that the repurchase of shares and payment of dividends "more than offset net income for the six months ended June 30, 2005." If possible, please revise to quantify the funds used to repurchase shares and pay dividends.

Comparison of Balance Sheets as of December 31, 2004 and 2003, page 50

60.   If possible, please revise to discuss the reason(s) behind the increase in cash and cash equivalents.

61.   In addition to disclosing the amount in which investment securities decreased, please quantify the amount it decreased from and discuss the reason(s) behind such decrease.

62.   If possible, please revise to quantify the purchase of treasury stock, payment of dividends, and unrealized losses on securities that offset your income for the year ended December 31, 2004.

Comparison of Operating Results as of the Six-Month Periods Ended June 30, 2005 and 2004

63.   Please revise this section to discuss the changes in the interest income and interest expense for the periods being compared and the reason(s) for the changes. Revise similar disclosure for the fiscal years ended December 31, 2004 and 2003.

Comparison of Operating Results for the Fiscal Years Ended December 31, 2004 and 2003, page 52

64.   It would appear that your disclosure that the decrease in net income was due to "higher non-interest income and lower income taxes, which more than offset higher non-interest expense" is incorrect. You had an increase in income taxes and non-interest expense, the sum of which was greater than your non-interest income. Please revise accordingly.

Analysis of Loan Portfolio, page 41

65.   As of the end of each reported period, please present separately the amount of Real Estate – Construction loans and Real Estate – Mortgage loans. Refer to Item III (A) of Industry Guide 3.

Allowances for Loan Losses, page 58

66.	Please revise your table, or provide a footnote to the table detailing the amount of recoveries for each period presented. Refer to Item IV (A) of Industry Guide 3 and the instructions thereto.

Non-Performing Assets, page 60

67.	Please explain the purpose of the repeated disclosure on pages 53 and 60.

MCM Business, page 65

68.	Please provide a more detailed discussion of your business and your principal products and services. When discussing your products and services on page 66 under the caption "MCM Products," please revise to elaborate on each product or service.

69.	If possible, please revise to quantify the "maximum amount permitted by law" that deposit accounts may be insured.

70.	Please revise to discuss your obligations under the "agreements to sell" your fixed rate mortgages. Is it mandatory that you sell such loans or do you retain to option to hold and collect on those loans? If mandatory, discuss the time frame which you must divest such loans.

71.	Please revise to elaborate on the "special credit programs" and clarify the percentage of MCM's loans portfolio that falls within this category.

72.	Under the caption "MCM Competition," please revise to provide the basis for MCM's anticipation that economic conditions in its market area to remain stable.

73.	Please revise to provide the source for the deposit figures you have disclosed under the caption "MCM Market Area."

74.	We note the capital requirements from OTS's capital regulations. Please disclose your actual capital amounts for each requirement. For example, please state your actual tangible capital to total assets ratio, leverage ratio, etc.

Supervision and Regulation of MCM, page 67

75.	Please revise to define the acronym CAMELS.

76.	On page 69, we note that MCM and the post merger company are expected to meet the qualified thrift lender test. Please clarify if you will meet that test as a "domestic building and loan association" under the IRC or if you will maintain "at least 65% of" your "portfolio assets" in "qualified thrift investments" and discuss any limitation(s) this would impose on your operations.

MCM Management's Discussion and Analysis of financial condition and Results of Operations, page 71

Overview, page 72

77. In this section discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

78. Please revise to discuss the motivations behind the sale of the Memphis branch and Fidelity Home Service. Quantify the prices each was sold for and discuss the impact these sales have had on MCM's operations.

Liquidity and Capital Requirements, page 74

79. Please expand your disclosures to identify any known trends or any known demands, commitments, events or uncertainties (such as, rolling over your time deposits, or notifications of withdraw) or material capital expenditures (such as planned new branches) that will result in or that are reasonably likely to result in material changes in your liquidity and capital positions.

80. We noted from your table on MCMF-15 that at September 30, 2004 you have approximately $21.6 in time deposits scheduled to mature in 2005 (i.e. within one year). In light of the comment above, provide a discussion surrounding the uncertainties related to time deposits (e.g. economic trends, changes in interest rates, and losing customer base as a result of competition or mergers and acquisitions, etc.) and the potential impact to your liquidity and capital position.

81. Please quantify amounts in your discussion (i.e. aggregate amount of time deposit with maturity dates of 12 months or less, access to capital through contractual maturities of your held to maturity securities, access to capital through FHLB advances, historical roll-over rates, etc.), where applicable.

Asset/Liability Management, page 74

82. Please revise to explain how MCM's "marketing programs and interest rate strategies" will "extend the terms" of their deposit liabilities.

Yields Earned and Rates Paid, page 60

83.   We noted that your average balances are derived from month-end balances.
        Please revise to disclose your basis for using month-end balances instead of using
        a daily average basis.

84.   Please revise to include the information required by Item I (C) of Industry Guide
        3 (see also the instructions thereto). For the last two fiscal years, please present
        (1) the dollar amount of change in interest income and (2) the dollar amount of
        change in interest expense. The changes should be segregated for each major
        category of interest-earning asset and interest-bearing liability into amounts
        attributable to (a) changes in volume, (b) changes in rates and (c) changes in
        rate/volume. The rate/volume variances should be allocated on a consistent basis
        between rate and volume variances and the basis of allocation disclosed in a note
        the table.

85.   Considering the comment above, regarding tax exempt income, please describe
        the extent of recognition of exemption from Federal, state and local taxation and
        the combined marginal or incremental rate used. Further, state whether yields on
        tax exempt obligations have been computed on a tax equivalent basis.

Comparison of Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004,
page 77

86.   We note that MCM's investment securities held-to-maturity increased by 59.9%.
        Please revise to discuss the reason behind the increase in securities purchases. Is
        it a trend that will continue? In that regard, please revise to discuss the reason(s)
        for the decrease in cash and cash equivalents and mortgage-backed securities
        held. Also, please provide the analogous disclosure in your comparison of
        balance sheets for the years ended 2004 and 2003.

Comparison of Operating results as of the Nine-Month Periods Ended June 30, 2005 and
2004, page 79

87.   Please revise to quantify the net interest income for the nine months ended June
        30, 2004.

88.   If known, please revise to discuss the reason(s) for the decrease in interest rate
        spread.

89.   We note that MCM experienced decreases in its average balance on mortgage-
        backed and increases in its average balance on securities and deposits. Please
        revise to discuss any known reason(s) for the noted changes.

90.   Please revise to explain how a decrease in amortization of mortgage servicing
        rights would result in an increase on loan serving fees and other charges.

91.　　Please revise to explain the customer habits that caused the decrease in income generated on checking accounts.

92.　　Please elaborate on the land development project that was sold in May of 2005 which attributed to loss of $150,000. Clarify if this could be a recurring expense.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2004 and 2003, page 80

93.　　Please revise this section to discuss the changes in the interest income and interest expense for the periods being compared and the reason(s) for the changes.

94.　　We note that the increase in net interest income was primarily due to growth of MCM. Please revise to elaborate on the reason(s) for this growth. Did MCM expand the type of products it offered, opened new offices, or increase its customer base?

95.　　We note the increases in the average balances of the mortgage-backed and other securities. Please revise to discuss any known reason(s) for the noted changes.

96.　　We note your disclosure here and in the previous period comparison that the decline in the refinancing market has impacted your non-interest income for both periods. Is this a trend that would affect future periods? If so, please revise to discuss the impact this trend could have on the operations of the post merger entity.

97.　　Please revise to elaborate on the "other non-interest expense" that decreased by 35.3 percent. Discuss the known reasons behind the decrease and any trend that would lead to continuing decreases.

Proposal to Approve the Reorganization, page 93

98.　　We do not understand how the currently outstanding shares of FMB stock will be unaffected by the transactions. There appears to be substantial dilution with regards to control of FMB. Please revise accordingly or advise.

Background of the Reorganization, page 95

99.　　We note the disclosure regarding common shareholders. Please revise to disclose of those percentages, the portion that is owned by management.

100.　Provide the basis for the conclusion that "a combined organization would increase their income producing assets, allow for the reduction or elimination of overlapping expenses and result in an organization with greater diversity in location and products" or remove.

MCM Reasons for the Reorganization, page 97

101. Please revise to elaborate on how the "exchange ratio" and "valuation perspectives" are beneficial factors for MCM shareholders to consider.

102. Please explain how you were able to characterize the negotiations between FMB and MCM as arms-length when they are affiliated parties.

Opinion of MCM's Financial Advisor, page 98

103. State whether MCM determined the amount of consideration to be paid or whether Feldman Financial recommended the amount of consideration to be paid.

104. On page 104, we note that certain assumptions regarding adjustments and cost savings were calculated in determining the financial impact of the merger. Please revise to elaborate on those assumptions.

105. We note that MCM will pay Feldman Financial $25,000 "at the closing." Please revise to clarify if this refers to the completion of the merger. If so, please revise to clearly state that the final payment to Feldman Financial is contingent on the merger being consummated and as such, Feldman Financial has a monetary interest in the merger.

Dissenters' Rights of FMB Shareholders, page 113

106. Please revise to discuss how the fair value of the FMB shares are determined for dissenters.

Material Federal Income Tax Consequences, page 116

107. We note the discussion in this section regarding the material federal income tax consequences of this reorganization. Please file an opinion of counsel as to this and all other material tax aspects of the offering.

Management and Operations After the Reorganization, page 119

108. We note that FMB and MCM have agreed to increase the size of their respective boards. Please explain why this vote is not being included for shareholder approval.

109. Please revise this section to briefly discuss management's business experience during the last five years. In doing so, disclose the time frame each person was associated with any listed entity.

110. Please revise to discuss the anticipated remuneration scheme you will utilize
following the merger. All material employment contracts should be filed as
exhibits.

Unaudited Pro Forma Combined Consolidated Financial Information, page 126

General

111. To help us understand, and to enhance a readers understanding of the
reorganization, please revise your unaudited pro forma combined consolidated
financial statements to provide separate pro forma adjustments (i.e. columns) for
each step of the reorganization. In this regard, please revise your introductory
paragraph on page 110 to briefly explain each step in the reorganization, and
clearly identify the entities involved in each step and discuss any relationship or
affiliations. In an effort to expedite our review of your response to this comment,
please provide us with a flowchart detailing the corporate structure immediately
before and after each step of the reorganization.

112. In addition, please revise your footnotes to provide a more detailed discussion of
each of the pro forma adjustments and clearly explain any assumptions involved.
The footnotes should make the pro forma adjustments (and related computations)
transparent to investors.

Security Ownership of Management and Certain Security Holders, page 116

113. Provide a separate beneficial ownership table for MCM, since they have voting
rights. Furthermore, consider providing a table indicating the anticipated
beneficial ownership if the reorganization is completed.

114. The beneficial ownership tables should include all 5% or greater beneficial
owners. Furthermore, include each officer and director individually in the tables,
in addition to officers and directors as a group. Please refer to Item 403 of
Regulation S-B or advise if you are relying upon Model B of Form 1-A.

115. Please include the percent of class owned before the merger for each individual in
the table.

Management and Security Holder Relationships and Related Transactions, page 134

116. Please include a discussion in this section of the reorganization and the sale of the
charter of FMB to Corn Belt, as these appear to be related party transactions.

117. Please revise to explain your use of the term "non-funded" in this section.

Description of FMB Common Stock, page 136

118. Clearly disclose the current number of shareholders of FMB and MCM. Also, state the estimated number of shareholders after the reorganization.

Legal Matters, page 143

119. Please disclose the name of the court or agency where the proceeding brought by beneficiaries of the James Plowman Revocable Living Trust is pending, the date proceedings began, the facts underlying the case, and the relief sought.

Financial Statements

General

120. We note that you have provided unaudited financial statements Farmers & Merchants Bancorp, Inc. However, we do not see where you have provided notes to those statements. Please provide complete disclosures in accordance with generally accepted accounting principles in the United States.

121. Considering the comment above, please note that issuers, who have audited statements prepared for other purposes, shall provide the audited financial statements in the offering statement (see Part F/S of Regulation A). Please advise or revise as necessary.

Consolidated Balance Sheets, MCMF-2

122. Please revise to disclose separately the amounts of interest bearing and non-interest bearing deposits.

Consolidated Statements of Income, MCMF-3

123. Please disclose separately, either on the face of the income statement or in the notes thereto, taxable interest income, nontaxable interest income and dividends from investment securities.

124. Please revise to disclose the net income per share on a basic and diluted basis and the weighted average number of common shares outstanding, as required by SFAS 128**.**

Notes to Consolidated Financial Statements

Note 15 – Stock Option Plan, MCMF-20

125. Please revise to clarify how many options were outstanding at each period ended.

Part III

Exhibits

126.   Please file validly executed agreements. For example, we note the voting
       agreements filed with the reorganization agreement.

127.   The index to exhibits should include all material exhibits, including those filed as
       attachments to the offering circular, such as the fairness opinion.

128.   Please file a validly executed legality opinion. Also, the legality opinion should
       refer to the number of shares being offered in the offering statements.

Closing Comments

       As appropriate, please amend your offering statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the qualification date of the pending offering statement, it should furnish a letter, at the
time of such request, acknowledging that:

       ·   should the Commission or the staff, acting pursuant to delegated authority,
           declare the offering statement qualified, it does not foreclose the
           Commission from taking any action with respect to the filing;

       ·   the action of the Commission or the staff, acting pursuant to delegated
           authority, in declaring the offering statement qualified, does not relieve the
           company from its full responsibility for the adequacy and accuracy of the
           disclosure in the filing; and

       ·   the company may not assert staff comments and the qualification of the
           offering statement as a defense in any proceeding initiated by the
           Commission or any person under the federal securities laws of the United
           States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a qualification statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Blaise Rhodes (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: John Pruellage
       Fax No. (314) 612-7621